Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 24, 2018

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub:    Grant of Stock Options

This is to inform you that the Nomination, Governance & Compensation Committee of the Board of Directors of the Company in their meeting held on September 21, 2018, has granted the following stock options to employees of the Company:

a)	2,35,700 Indian stock options, exercisable at fair market value under “Dr. Reddy’s Employees Stock Option Scheme, 2018”
b)	32,400 Indian stock options, exercisable at par value of Rs.5/- under “Dr. Reddy’s Employees Stock Option Scheme, 2002”.
c)	46,200 American Depository Receipts (ADR) stock options, exercisable at fair market value under “Dr. Reddy’s Employees ADR Stock Option Scheme, 2007”
d)	6,400 ADR stock options, exercisable at par value of Rs.5/- under “Dr. Reddy’s Employees ADR Stock Option Scheme, 2007”.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary